FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.

(Registrant)

Date: May 28, 2003

By:

 /s/ Derek Price

 Name

Its:

Vice-President of Finance and CFO

(Title)

FOR IMMEDIATE RELEASE

May 28, 2003

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

Wheaton River’s First Quarter 2003 Earnings Conference Call

Monday, June 2, 2003 at 5:00 PM EST

Toronto – Wheaton River Minerals, a leading gold and precious metals producer, will release first quarter 2003 results Friday, May 30, 2003.

A conference call to discuss these results will be held Monday, June 2, 2003, at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time). You may join the call by dialing 1-877-667-7774, or 416-695-6140 for calls outside of Canada and the US.

Wheaton River will also be having its Annual and Special Meeting of Shareholders at the Hilton Hotel, 145 Richmond Street West, the Governor General Suite, in Toronto, Ontario on Tuesday, June 3, 2003 at 4:00 P.M. Refreshments will be served immediately following the meeting, giving shareholders an opportunity to meet Wheaton River's management and directors.

If you are unable to attend in person, you can still participate via conference call by dialling 1-800-446-4472 or 416-695-6140 outside of Canada and the US. The event will also be available by audio webcast the day of the meeting at www.wheatonriver.com.

Annual Meeting materials are available on the website at www.wheatonriver.com.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email ir@wheatonriver.com.